Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements. All amounts included herein with respect to the six months ended June 30, 2025 and 2024 are derived from our unaudited interim condensed consolidated financial statements in this filing. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are an enterprise software solution services provider headquartered in Hong Kong. We conduct operations through our Operating Subsidiary in Hong Kong, Wching HK. We provide customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (“ERP”) software solutions.

We believe that SMBs are, and will continue to be, a vital component of the economy. However, we have observed that most SMBs rely on antiquated, laborious, inefficient processes or software systems to manage and execute most of their back-office and front-office operational functions. To compete effectively, we believe SMBs require modern integrated software solutions that can automate and streamline operational functions to reduce costs and allow them to focus on higher value-added activities. Furthermore, the COVID-19 pandemic also accelerated technology adoption by SMBs as they were required to respond to new challenges, such as facilitating remote work and finding new methods to engage with customers. At the same time, SMBs also have distinctive technology needs when adopting and transforming to software technologies — we believe SMBs prefer low-cost solutions that are easy to implement, onboard, and integrate and require little ongoing maintenance.

We focused on innovation, agility, and reliability, enabling us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. Our ERP solutions, together with our proprietary software technology, are engineered to enable SMBs of different business models, scales of operations, and needs, in their day-to-day business activities, to support back-office and front-office functions, such as finance and accounting, procurement, manufacturing, inventory management, order management, warehouse management, supply chain management, Customer Relationship Management (“CRM”), professional services automation, project and file management, human resources management, e-commerce, and marketing automation. Our portfolio of software and applications modules also allows our customers and users to scale up and customize to meet specific business and operation needs.

Our total revenues increased by approximately US$136,486 or 12.9% to approximately US$1,197,566 for the six months ended June 30, 2025 from approximately US$1,061,080 for the six months ended June 30, 2024. Our net income and net loss for the six months ended June 30, 2024 and 2025, were US$381,153 and US$2,965,109, respectively.

Key Factors Affecting Our Results of Operations

We believe our future performance will depend on many factors, including the following:

Continued growth of e-commerce globally

The market for SaaS solutions has been experiencing a consistent and substantial increase in demand among SMBs. Factors such as cost-effectiveness, scalability, and streamlined operations have contributed to the growing popularity of SaaS solutions. By leveraging cloud-based technologies, companies can access a wide range of software applications and services without the need for extensive infrastructure investments.

As an enterprise software solution services provider in Hong Kong, we are well-positioned to capitalize on this growing trend. We anticipate attracting a larger customer base and expanding our platform as more enterprises recognize the benefits of adopting SaaS solutions. Our revenue model in MR. CLOUD, which is based on subscription fees, is related to the growth of the demand among SMBs. As the demand for SaaS solutions continues to rise, driven by the increasing need for efficient and cost-effective software services, we are confident in the sustained growth of our business.

Enhancing our software platform

We recognize the importance of continuously improving our offerings to meet the evolving needs of our clients. In the second half of 2025, we plan to enhance our proprietary cloud-based SaaS ERP software platform, MR. CLOUD. The development of new modules for MR. CLOUD will require a further investment of resources. The successful execution of this expansion and effective monetization of the new modules will depend on various factors, including securing sufficient capital for innovation, implementing effective marketing strategies, navigating competition, establishing competitive pricing, and ensuring our valued clients’ satisfaction and continued subscription. Our commitment lies in pushing the coverage of our software platform to deliver a greater diversity of solutions and services to our clients.

Retention and growth of our existing customers

Our current business and long-term revenue growth rely on the retention and expansion of our existing customer base. We will continue implementing updates and maintenance of our platform to maintain our platform capabilities to maximize customer satisfaction and retention. By consistently improving platform performance based on customer feedback, we aim to ensure high satisfaction, which is crucial for retaining and growing our customer base.

Our technical support team aims to consistently offer clear instructions, tutorials, and resources to help customers start using our software and platform quickly and effectively. We consider a positive onboarding experience sets the foundation for long-term customer satisfaction and reduces the likelihood of churn. Our sales team will continue implementing cross-selling and upselling strategies to increase the average revenue per customer. We will keep tracking the percentage of customers who adopt additional products or upgrade their existing plans.

Acquisition of new customers

Increasing our customer base is important to our continued revenue growth. Establishing a robust brand presence and implementing highly effective marketing strategies are essential for attracting new customers. To maximize our organic visibility, we will consistently optimize our website and content to enhance search engine rankings, thereby increasing our online visibility and reach. Additionally, we will leverage paid advertising platforms like Google Ads and social media advertising to precisely target relevant keywords, demographics, and interests. By leveraging data-driven advertising campaigns, we can quantitatively measure and optimize our marketing efforts to drive higher conversion rates and effectively reach our target audience. These strategies will enable us to efficiently acquire new customers and achieve sustainable revenue growth in line with our business objectives.

To drive customer acquisition, we plan to implement a referral program to encourage our existing customers to refer others to MR. CLOUD. By providing incentives for successful referrals, we leverage the power of word-of-mouth marketing to generate valuable leads and attract new customers. Additionally, we intend to offer free trials or freemium versions of our platform, allowing potential customers to experience the value and functionality of our solutions firsthand. This risk-free opportunity enables prospects to assess the benefits and suitability of our software for their specific needs, increasing the likelihood of conversion.

Expanding into new markets

We intend to expand into new international markets, focusing on those with low digital adoption and growing usage of software solutions. We will conduct thorough market research, analyzing factors such as market size, growth potential, competitive landscape, regulatory environment, and customer needs in each market to identify potential target markets that align with MR. CLOUD offerings. We will invest in our sales force to identify strategic partners in the potential markets to accelerate our entry and gain access to the potential customer base. By collaborating with local system integrators, resellers, or technology partners who have established networks and expertise in the market, such partnerships can help us navigate local business practices and increase our market reach.

Continued investments in innovation and growth

Investments in innovation are pivotal factors that significantly influence the results of operations for our software solution services provider in Hong Kong. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our white-labelled software design and development services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients and abroad and deepen our penetration with existing clients. We are increasing our general and administrative spending to support our growing operations and prepare for operating as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Critical Accounting Policies, Judgments and Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the unaudited condensed consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the unaudited condensed consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, and interest rate of lease, impairment assessment of property and equipment and intangible assets. Actual results may differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our unaudited condensed consolidated financial statements.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a) Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, website and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2024 and 2025.

(b) White label software

The Company provides self-developed software as “White label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2024 and 2025.

(c) Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the six months ended June 30, 2024 and 2025. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2024 and June 30, 2025, allowance for expected credit losses was US$326,813 and US$323,511, respectively.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases,” and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company and its subsidiaries (“Group”) are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) asset, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the unaudited condensed consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2024 and 2025, the Group did not have any impairment loss against its operating lease right-of-use assets.

Income taxes

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the six months ended June 30, 2024 and 2025, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies and Practices.”

Results of Operations

The following table sets forth a summary of the unaudited condensed consolidated results of operations of us for the periods indicated:

	Six months ended June 30,
	2024	2025
	US$	US$
REVENUES
Customized software solutions	803,830	627,753
White label software	9,260	487,013
Subscription services	247,990	82,800
TOTAL REVENUES	1,061,080	1,197,566
COST OF REVENUES	338,122	410,120
GROSS PROFIT	722,958	787,446

OPERATING EXPENSES
Marketing development expenses	—	2,172,328
Staff costs and employee benefits	112,374	1,157,415
Rental and office expenses	54,120	46,969
Legal and professional fees	70,605	577,576
Depreciation	14,467	14,517
Others	8,302	76,561
TOTAL OPERATING EXPENSES	259,868	4,045,366

INCOME (LOSS) FROM OPERATIONS	463,090	(3,257,920)

OTHER INCOME (EXPENSES)
Interest income	68	541
Interest expense	(8,975)	(6,359)
Investment gain (loss)	255	(276)
Government subsidies	17,054	—
Other income (expense)	(1,605)	(8,203)
TOTAL OTHER INCOME (EXPENSE), NET	6,797	(14,297)

INCOME (LOSS) BEFORE INCOME TAX	469,887	(3,272,217)
INCOME TAX (EXPENSES) CREDITS	(88,734)	307,108
NET INCOME (LOSS)	381,153	(2,965,109)

Revenue

We primarily generate our revenue by providing customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) customized software solution; (ii) white label software; and (iii) subscription services.

Our total revenues increased by approximately US$136,486 or 12.9% to approximately US$1,197,566 for the six months ended June 30, 2025 from approximately US$1,061,080 for the six months ended June 30, 2024. Such increase was mainly attributable to the increase in white label software services of approximately US$477,753 and partially offset by decrease in revenue generated from our provision of customized software solution services and subscription services by approximately US$176,077 and US$165,190, respectively. Details of further explanation were discussed below.

(i)	Revenue by product categories

	Six months ended June 30,
	2024		2025
	US$	%	US$	%
Customized software solutions	803,830	75.8%	627,753	52.4%
White label software	9,260	0.8%	487,013	40.7%
Subscription services	247,990	23.4%	82,800	6.9%
Total	1,061,080	100.0%	1,197,566	100.0%

Customized software solutions

For the six months ended June 30, 2024 and 2025, revenue generated from our provision of customized software solutions accounted for approximately 75.8% and 52.4% of our total revenues, respectively. We provide customized software solutions based on customers’ specifications. The decrease in the revenues from customized software solutions by US$176,077 or 21.9% from US$803,830 for the six months ended June 30, 2024 to US$627,753 for the six months ended June 30, 2025 was principally due to the decrease in demand as government subsidies were reduced to SMBs for enhancing operations through ERP system acquisitions.

White label software

For the six months ended June 30, 2024 and 2025, revenue generated from our provision of white label software accounted for approximately US$9,260 or 0.8% and US$487,013 or 40.7% of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The increase in the revenues in white label software by US$477,753 or 5,159.3% from US$9,260 for the six months ended June 30, 2024 to US$487,013 for the six months ended June 30, 2025, was due to the completion and acceptance of one of white label software project during the period.

Subscription services

For the six months ended June 30, 2024 and 2025, revenue generated from the provision of subscription services accounted for approximately US$247,990 or 23.4% and US$82,800 or 6.9% of our total revenues, respectively. We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs. Decrease in the revenue from subscription services by US$165,190 or 66.6% from US$247,990 for the six months ended June 30, 2024 to US$82,800 for the six months ended June 30, 2025 which was principally contributed to the subscription service period extended from 12 months to 24 months which led to the decrease in revenue recognized during the period.

Cost of revenues

	Six months ended June 30,
	2024		2025
	US$	%	US$	%
Customized software solutions	104,627	30.9%	62,268	15.2%
White label software	8,307	2.5%	297,305	72.5%
Subscription services	225,188	66.6%	50,547	12.3%
Total	338,122	100.0%	410,120	100.0%

Cost of revenues mainly consists of amortization of intangible assets, subcontracting costs, IT personnel staff cost and rental of server. For the six months ended June 30, 2024 and 2025, cost of revenues was US$338,122 and US$410,120, respectively, increase in cost of revenues by US$71,998 or 21.3% is mainly due to the increase in amortization of intangible asset of US$184,980 which was resulted from the purchase of additional modules of the ERP system from third parties at a consideration of US$955,500 during the six months ended June 30, 2025 and partially offset against the decrease in maintenance cost by US$93,742 as due to the additional ERP systems acquired and the waiver of certain maintenance fee during the period.

Gross profit

	Six months ended June 30,
	2024				2025
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	803,830	104,627	699,203	87.0%	627,753	62,268	565,485	90.1%
White label software	9,260	8,307	953	10.3%	487,013	297,305	189,708	39.0%
Subscription services	247,990	225,188	22,802	9.2%	82,800	50,547	32,253	39.0%
Total	1,061,080	338,122	722,958	68.1%	1,197,566	410,120	787,446	65.8%

For the six months ended June 30, 2024 and 2025, gross profit was US$722,958 and US$787,446, respectively, and gross profit margin was 68.1% and 65.8%, respectively, of operating revenue.

For customized software solutions, the gross profit decreased by US$133,718 or 19.1% from US$699,203 for the six months ended June 30, 2024 to US$565,484 for the six months ended June 30, 2025. The decrease mainly due to decrease in revenue from customized software solutions service as the government's subsidies were reduced to SMBs for enhancing operations through ERP system acquisitions during the period.

For white label software, the gross profit increased by US$188,755 or 19,806.4% from US$953 for the six months ended June 30, 2024 to US$189,708 for the six months ended June 30, 2025. The increase in gross profit and gross profit margin was mainly due to the completion and acceptance of the largest white label project during the current period

For subscription service, the gross profit increased by US$9,451 or 41.5% from US$22,802 for the six months ended June 30, 2024 to US$32,253 for the six months ended June 30, 2025. Such increase mainly due to the Company assigned more resources for the white label software projects as subscription service remained relatively stable and standardized during the period, resulting in a decrease in the cost of subscription services.

Operating expenses

	Six months ended June 30,
	2024	2025	Increase/(decrease)
	US$	US$	US$	%
Marketing development expenses	—	2,172,328	2,172,328	N/A
Staff costs and employee benefits	112,374	1,157,415	1,045,041	930.0%
Rental and office expenses	54,120	46,969	(7,151)	(13.2)%
Legal and professional fees	70,605	577,576	506,971	718.0%
Depreciation	14,467	14,517	50	0.3%
Others	8,302	76,561	68,259	822.2%
TOTAL OPERATING EXPENSES	259,868	4,045,366	3,785,498	1,456.7%

Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the six months ended June 30, 2024 and 2025, total operating expenses were US$259,868 and US$4,045,366, respectively. The increase of operating expenses by US$3,785,498 or 1,456.7% was mainly due to increase in marketing development expenses, legal and professional fees and staff costs and employee benefit for the six months ended June 30, 2025. Increase in marketing development expenses by US$2,172,328 as the Company explored the new market in Asia and South Asia including Japan, Vietnam, Cambodia, etc., increase in legal and professional fees by US$506,971 or 718.0% from US$70,605 for the six months ended June 30, 2024 to US$577,576 for the six months ended June 30, 2025 was mainly due to the consultancy and advisory fee for technology development and product innovation for US$352,000 and internal control and compliance of US$76,677 and other listing maintenance fee during the six months ended June 30, 2024 and increase in staff costs and employee benefit due to the share award to Mr. Shek Kin Pong, the Controlling Shareholder, of US$880,000 and the salary increment due to inflation.

Other income (expense), net

For the six months ended June 30, 2024 and 2025, total other income, net was US$6,797 and total other expenses, net was US$14,297, respectively. The other income (expenses) mainly represented the interest income and investment gain (loss) for investment, interest expense on bank borrowings and government subsidies. Decrease in other income to other expenses is mainly due to the decrease in other income from government subsidies received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the Hong Kong government by US$17,054 or 100.0% from US$17,054 for six months ended June 30, 2024 to nil for six months ended June 30, 2025.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Our income tax for the six months ended June 30, 2024 and 2025, was income tax expenses of US$88,734 and income tax credit of US$307,108, primarily due to the increase in deferred tax credit of US$418,019 derived from the tax losses. Our effective tax rates were 18.9% and 9.4% for the six months ended June 30, 2024 and 2025, respectively.

Net income (loss)

Our net income (loss) for the six months ended June 30, 2024 and 2025, was US$381,153 and US$2,965,109, respectively. The Company turned net income to net loss was mainly due to the predominantly the increase in our overall operating cost in 2025.

Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of
	December 31, 2024	June 30, 2025
	US$	US$
ASSETS	(Audited)	(Unaudited)
Current assets:
Cash and cash equivalents	250,312	71,538
Accounts receivable, net	452,823	1,070,251
Deposits, prepayments and other receivables, net	875,823	2,979,655
Total current assets	1,578,958	4,121,444

Current liabilities:
Accruals and other payables	245,033	98,171
Contract liabilities	315,411	190,059
Deferred government subsidy	38,716	38,325
Bank borrowings	433,991	412,386
Lease liabilities	90,199	90,806
Amount due to a director	260,416	—
Tax payables	128,982	127,679
Total current liabilities	1,512,748	957,426

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription and customized software solutions which are recorded net of allowance for the Company’s expected credit loss. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. Accounts receivables are written off after all collection efforts have ceased. As of December 31, 2024, accounts receivables were aged within one year and allowance for expected credit losses provided was US$326,813. As of June 30, 2025, accounts receivable were aged within two years and allowance for expected credit losses provided was US$323,511.

Our accounts receivable balance increased by US$617,428, or 136.4% from US$452,823 as of December 31, 2024 to US$1,070,251 as of June 30, 2025. The increase was mainly due to the increase in revenue and partially offset by the settlement of accounts receivable from customers during the six months ended June 30, 2025.

Deposits, prepayments and other receivables, net

Our deposits, prepayments and other receivables, net as of June 30, 2025 increased by approximately US$2,103,832 or 240.2% from approximately US$875,823 as of December 31, 2024 to approximately US$2,979,655 as of June 30, 2025, mainly due to prepayment for the Company’s rebranding and market development expenses for Asia and South Asia market.

Amount due to a director

As of
Name	Relationship	December 31, 2024	June 30, 2025
		US$	US$
Mr. Shek Kin Pong	Director and Controlling Shareholder of the Company	(260,416)	—
		(260,416)	—

The balance with the director of due to US$260,416 and nil as of December 31, 2024 and June 30, 2025, respectively, represented the fund transfer to Mr. Shek Kin Pong, the director and Controlling Shareholder of the Company, for the operations of related companies. The balances as of December 31, 2024 and June 30, 2025 with the director are unsecured, interest free with no specific repayment terms and non-trade nature.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings. As of December 31, 2024 and June 30, 2025, the bank borrowings were approximately US$433,991 and US$412,386, respectively. There is no material movement was noted.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software a product that the Group is offering and other accrual and payable for the operation of the ordinary course of business.

Our accruals and other payables as of June 30, 2025 decreased by approximately US$146,862 or 59.9% from approximately US$245,033 as of December 31, 2024 to approximately US$98,171 as of June 30, 2025, mainly due to the decrease of accrued professional fee for of the audit fee for reporting purpose.

Deferred government subsidy

The balance represented the government subsidy of approximately US$38,536 received from the Hong Kong Government during the year ended December 31, 2022, in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the unaudited condensed consolidated balance sheets as deferred government subsidy due to the conditions attached in the BUD Fund have not been fulfilled as of December 31, 2024 and June 30, 2025.

Lease liabilities

Our lease liabilities represented the current position of our non-cancellable lease agreement of our corporate office in Hong Kong, and were reduced by amortization charge and lease payments were made, respectively.

Decrease in lease liabilities by approximately US$45,962 or 27.4% as of June 30, 2025 from approximately US$167,723 as of December 31, 2024 to approximately US$121,761 as June 30, 2025 was mainly due to the payment of lease during the six months ended June 30, 2025.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2024 and June 30, 2025, the Company recorded contract liabilities of US$315,411 and US$190,059, respectively. Decrease in our contract liabilities by approximately of US$125,352 or 39.7% as of June 30, 2025 was primarily due to the Company received customers in advance less than the recognition of revenues because of completion of performance obligations during the six months ended June 30, 2025.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table summarizes our cash flows for the years indicated:

	Six Months Ended June 30,
	2024	2025
	US$	US$
Net cash generated from (used in) operating activities	416,439	(8,855,965)
Net cash used in investing activities	(630,123)	(766,093)
Net cash generated from financing activities	208,164	9,449,231
Net decrease in cash and cash equivalents	(5,520)	(172,827)
Cash and cash equivalents at beginning of period	12,783	250,312
Effect of foreign exchange differences	936	(5,947)
Cash and cash equivalents at end of period	8,199	71,538

Cash flows generated from (used in) operating activities

During the six months ended June 30, 2024 and 2025, the cash inflows from our operating activities were primarily derived from the revenues generated from our provision for customized software solutions, white label software and subscription services; whereas the cash outflows for our operating activities mainly comprised staff cost and employee benefits, subcontracting costs, marketing development expenses, and other operating expenses including rental and office expenses and legal and professional fees.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-cash items, such as depreciation and amortization of intangible assets, and effects of changes in operating assets and liabilities such as increase or decrease in accounts receivable, deferred tax assets, prepayments, accruals and other payables, deferred government subsidy, contract liabilities and deferred tax liabilities.

For the six months ended June 30, 2024, our net cash generated from operating activities was US$416,439, which primarily arising from our net income from operation of approximately US$381,153, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$20,237; and (ii) amortization of intangible assets of US$97,722; and (iii) allowance for expected credit losses of US$4,635. Changes in operating assets and liabilities mainly include (i) the increase in accounts receivable by US$423,597 mainly due to the decrease in settlement of accounts receivable from the customers during the six months ended June 30, 2024; (ii) decrease in accruals and other payables of US$84,146 mainly due to the settlement of accrued professional fee for the IPO purpose, and partially offset by (i) deferred tax liabilities by US$88,734 mainly due to the temporary differences of depreciation and amortization of intangible assets and increase in tax losses; (ii) the increase in accounts payable by US$74,170 due to increase in purchase of system equipment; (iii) the increase in contract liabilities of US$247,079 due to receipt from the customers during the six months ended June 30, 2024; and (iv) decrease in deposits, other receivables and prepayments of US$10,707 due to the utilization of prepayment for the maintenance fee to the subcontractor.

For the six months ended June 30, 2025, our net cash used in operating activities was US$8,855,965, which primarily arising from our net loss from operation of approximately US$2,965,109, as adjusted from non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$20,069; (ii) amortization of intangible assets of US$282,702; (iii) investment loss of US$276 and (iv) share-based payment of US$1,232,000. Changes in operating assets and liabilities mainly include (i) the increase in accounts receivable by US$617,428 due to the settlement of accounts receivable from the customers during the period less than the increase in accounts receivable; (ii) increase in deposits, other receivables and prepayments of US$6,081,175 as the Company made prepayments for rebranding and market survey in Asia and South Asia and acquisition of intangible assets, (iii) decrease in accruals and other payables of US$295,691 mainly due to settlement of accrued professional fee of audit fee, and (iv) the increase in deferred tax assets and the decrease in deferred tax liabilities of US$113,592 and US$192,665 respectively mainly due to the temporary differences of depreciation, amortization of intangible assets and tax losses and (v) decrease in contract liabilities of US$125,352 due to decrease in receipt from the customers during the six months ended June 30, 2025.

Cash flows used in investing activities

Our cash flows used in investing activities primarily consisted of (i) the purchases of intangible assets;

For the six months ended June 30, 2024, net cash used in investing activities was approximately US$630,123, mainly arising from acquisition of intangible assets of approximately US$630,123 which represented the ERP software acquired from third parties during the period.

For the six months ended June 30, 2025, net cash used in investing activities was approximately US$766,093, mainly arising from purchase of intangible assets of approximately US$766,093 which represented the ERP software acquired from a third party during the period.

Cash flows generated from financing activities

Our cash flows generated from (used in) financing activities primarily consisted of (i) repayment of bank borrowings; (ii) advances from a director; (iii) repayment to a director; and (iv) repayment to related parties.

For the six months ended June 30, 2024, net cash generated from financing activities was approximately US$208,164, mainly arising from (i) repayment for bank borrowing of US$13,961; and partially offset by (i) repayment from a director of US$222,125.

For the six months ended June 30, 2025, net cash used in financing activities was approximately US$9,449,231, mainly arising from (i) proceeds from private placement of US$9,727,011 and offset by repayment to a director of approximately US$260,416; and (ii) repayment for bank borrowings of approximately US$17,364.

Cash Flow Sufficiency

In order to meet the debt obligations and operating needs of our business, our management expects to satisfy the cash flow needs through (i) maintaining stable relationships with banks in order to renew the bank borrowings upon maturity or to arrange for additional banking facilities for use when necessary; (ii) maintaining stable cash inflows and avoiding breaching any debt covenants attached in the existing bank borrowings which has original maturity of eight years; (iii) closely monitoring the collection status of accounts receivable and actively following up with our customers for settlements; (iv) diversifying and broadening our customer base to avoid reliance on particular customers and to expand our sources of revenue and cash flow; (v) effectively managing accounts payable and negotiating for longer credit periods from suppliers, when necessary; (vi) obtaining financial support from our Controlling Shareholder and investors to meet short-term operating expenses; and (vii) continuing to focusing on improving operational efficiency and cost reductions and enhancing efficiency.

The Company believes that, taking into consideration the present available banking facilities and internal financial resources we have, including the current levels of cash and cash flows from operations, and the measures mentioned above, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Commitments

Operating lease commitment as a lessee

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of June 30, 2025 is as follows:

Operating leases
US$
Year ending June 30, 2026	93,257
Year ending June 30, 2027	31,086
Total undiscounted lease obligations	124,343
Less: imputed interest	(2,582)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	121,761

Capital commitments

As of December 31, 2024 and June 30, 2025, our Group did not have any capital commitments.

Capital Expenditure

Historical capital expenditures

Our capital expenditures during the six months ended June 30, 2024 and 2025 were mainly related to the addition of intangible asset of approximately US$630,123 and US$766,093, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the six months ended June 30, 2024 and 2025.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$103,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024 and June 30, 2025, bank balances of US$250,312 and US$71,538, respectively, maintained at financial institutions in Hong Kong were insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. Since minimum credit risk was noted for accounts receivable as at December 31, 2024 and 30 June, 2025. As of December 31, 2024 and June 30, 2025, accounts receivable were aged within one year and two years, respectively, and allowances for expected credit loss of US$326,813 and US$323,511, respectively were provided.

Customer concentration risk

For the six months ended June 30, 2024, two customers accounted for 21.6% and 10.8% of our total revenues. The two customers signed Wching Tech Ltd Co. Limited (“Wching HK”)’s standard software development agreement, including provisions regarding deliverables, payment, confidentiality, intellectual property, warranties, indemnification, assignment, and governing law. The non-breaching party may terminate the agreement for a material breach of any terms and conditions within such agreement, and either party may terminate the agreement if the other party receives convictions of criminal offenses or files for bankruptcy during the term of the agreement. We usually provide a 90-day continuing support service from the application delivery, including repairs of bugs, glitches, and other issues related to the delivered application, and we do not charge separately for these support services.

For the six months ended June 30, 2024, five customers accounted for 20.2%, 18.9%, 16.2%, 14.5% and 12.4% of our total revenues. For the six months ended June 30, 2025, two customers accounted for 40.7% and 12.9% of our total revenues. No other customer accounts for more than 10% of our revenues for the six months ended June 30, 2024 and 2025, respectively.

As of December 31, 2024, five customers accounted for 21.0%, 14.5%, 13.2%, 12.8% and 11.9% of the total balance of accounts receivable. As of June 30, 2025, three customers accounted for 21.0%, 11.6% and 11.0% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2024 and June 30, 2025, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Trend Information

Other than the occurrence of force majeure events and natural disasters may adversely affect our business, financial condition and results of operations” in this interim report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operating revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.